As filed with the Securities and Exchange Commission on October 26, 2018

1933 Act File No. 333-226273

1940 Act File No. 811-23366

U.S. Securities and Exchange Commission

 Washington, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

[   ] Registration Statement Under the Securities Act of 1933

[   ] Pre-Effective Amendment No. __

[X] Post-Effective Amendment No. 1

and

[   ] Registration Statement Under the Investment Company Act of 1940

[X] Amendment No. 8

RiverNorth Opportunistic Municipal Income Fund, Inc.

 Exact Name of Registrant as Specified in Charter

325 North LaSalle Street, Suite 645, Chicago, Illinois 60654

 Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

(312) 832-1440

 Registrant’s Telephone Number, including Area Code

Marcus L. Collins, Esq.

 RiverNorth Capital Management, LLC

 325 North LaSalle Street, Suite 645

 Chicago, Illinois 60654

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

Copies of Communications to:

Morrison C. Warren, Esq. Walter L. Draney, Esq. E. Roy Kim, Esq. Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603	Allison M. Fumai, Esq. Dechert LLP Three Bryant Park 1095 Avenue of the Americas New York, NY 10036

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [   ]

This Post-Effective Amendment No. 1 will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-226273) of RiverNorth Opportunistic Municipal Income Fund, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, Appendix B to the Statement of Additional Information comprising Part B of the Registration Statement, Part C of the Registration Statement and exhibit g.1 filed pursuant to Item 25 of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART B – STATEMENT OF ADDITIONAL INFORMATION

APPENDIX B

MacKay Shields LLC

Proxy Voting Policies and Procedures

Revised January 2018

1.	Introduction

MacKay Shields LLC (“MacKay Shields” or the “Firm”), has adopted these “Proxy Voting Policy and Procedures” (the “Policy”) to ensure the Firm’s compliance with Rule 206(4)-6 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and other applicable fiduciary obligations. The Policy applies to proxies relating to securities held by clients of MacKay Shields who have delegated the responsibility of voting proxies to the Firm. The Policy is designed to assist Firm employees in meeting their specific responsibilities in this area and to reasonably ensure that proxies are voted in the best interests of the Firm’s clients.

2.	Statement of Policy

2.1 It is the policy of MacKay Shields that where the Firm has voting authority, all proxies are to be voted in the best interest of the client without regard to the interests of MacKay Shields or other related parties. Specifically, MacKay Shields shall not subordinate the interests of clients to unrelated objectives, including MacKay Shields’ interests. MacKay Shields shall act with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims. For purposes of the Policy, the “best interests of clients” shall mean, unless otherwise specified by the client, the clients’ best economic interests over the long term – that is, the common interest that all MacKay Shields clients share in seeing the value of a common investment increase over time. It is further the policy of the Firm that complete and accurate disclosure concerning its proxy voting policies and procedures and proxy voting records as required by the Advisers Act, be made available to its clients.

2.2 When proxies with respect to securities held by clients of MacKay Shields have not been received by MacKay Shields or its proxy voting service provider, MacKay Shields will make reasonable efforts to obtain missing proxies. MacKay Shields is not responsible for voting proxies it or its proxy voting service provider does not receive.

2.3 MacKay Shields may choose not to vote proxies under the following circumstances:

•	If the effect on the client’s economic interests or the value of the portfolio holding is indeterminable or insignificant;
•	If the cost of voting the proxy outweighs the possible benefit to the client; or
•	If a jurisdiction imposes share blocking restrictions which prevent the Firm from trading shares.

3.	Use of Third Party Proxy Voting Service Provider

To discharge its responsibility, MacKay Shields has examined third-party services that assist in the researching and voting of proxies and the development of voting guidelines. After such review, the Firm has selected Institutional Shareholder Services, Inc., (“ISS”), to research voting proposals, analyze the financial implications of voting proposals and vote proxies. MacKay Shields utilizes the research and analytical services, operational implementation, administration, record-keeping and reporting services provided by ISS.

4.	Proxy Voting Guidelines

4.1 MacKay Shields has determined that, except as set forth in Sections 6 and 7, proxies for non-union clients who so specify will be voted in accordance with the voting recommendations contained in the applicable ISS non-union domestic or global proxy voting guidelines, as in effect from time to time (“Non-Union Guidelines”). Refer to Exhibit A for the current U.S. Summary Proxy Voting Guidelines.

4.2 MacKay Shields has determined that, except as set forth in Sections 6 and 7, proxies for union or Taft-Hartley clients who so specify will be voted in accordance with the voting recommendations contained in the applicable ISS Taft-Hartley domestic or international proxy voting guidelines, as in effect from time to time (“Union Guidelines”). A summary of the current Taft-Hartley U.S. Voting Guidelines and Taft-Hartley International Voting Guidelines are attached as Exhibit B.

4.3 For purposes of the Policy, the Non-Union and Union Guidelines are collectively referred to as the Standard Guidelines.

4.4 A client may choose to use proxy voting guidelines different from the Standard Guidelines (“Custom Guidelines”). Any Custom Guidelines must be furnished by the client to MacKay Shields in writing.

4.5 In the event the Standard Guidelines or any client’s Custom Guidelines do not address how a proxy should be voted or state that the vote is to be determined on a “case-by-case” basis, the proxy will be voted in accordance with ISS recommendations, subject to Section 6. In the event that ISS has not made a recommendation, MacKay Shields will follow the procedure set forth in Section 7.

4.6 Notwithstanding the foregoing, MacKay Shields will vote a proxy with respect to a particular security held by a client in accordance with such client’s specific request even if it is in a manner inconsistent with the Standard Guidelines or the client’s Custom Guidelines, as the case may be. Any such specific requests must be furnished to MacKay Shields by the client in writing and must be received by MacKay on a timely basis for instructing ISS how to cast the vote.

4.7 In order to avoid possible conflicts of interest, MacKay Shields votes proxies based on the Standard Guidelines or a client’s Custom Guidelines, as the case may be. However, it is recognized that the Firm’s portfolio management team has the ultimate responsibility for proxy voting.

4.8 For clients using the Standard Guidelines, the Firm will instruct ISS to cast votes in accordance with the Standard Guidelines. For clients using Custom Guidelines, the Firm will provide ISS with a copy of such Custom Guidelines and will instruct ISS to cast votes in accordance with such Custom Guidelines. ISS will cast votes in accordance with the Standard Guidelines or Custom Guidelines, as the case may be, unless instructed otherwise by MacKay Shields as set forth in Sections 6 and 7. Upon receipt of a specific request from a client pursuant to Section 4.6, the Firm will instruct ISS to cast such client’s proxy in accordance with such request.

5.	Client Account Set-up and Review

5.1 Initially, MacKay Shields must determine whether the client seeks to retain the responsibility of voting proxies, or seeks to delegate that responsibility to the Firm. The marketing or client service person responsible for setting up the account, in conjunction with MacKay’s Legal/Compliance Department, will have primary responsibility for making that determination. In its sole discretion, the Firm may decline to accept authority to vote a client’s proxies. Any such refusal shall be in writing.

5.2 If MacKay Shields has authority to vote a client’s proxies, the marketing or client service person responsible for setting up the account will ask the client to specify in writing (which may be by e-mail) whether the Firm should vote proxies in accordance with the Non-Union Guidelines, Union Guidelines or Custom Guidelines, unless specified in the client’s investment management agreement.

5.3 In most cases, the delegation of voting authority to MacKay Shields, and the Firm’s use of a third-party proxy voting service provider shall be memorialized in the client’s investment management agreement.

5.4 MacKay Shields shall notify ISS of new client accounts using such form as ISS shall specify from time to time. Designated personnel within the Firm will be responsible for ensuring that each new client’s account for which the Firm has proxy voting authority is established on the appropriate systems and that each such account is properly coded for voting under the appropriate Non-Union Guidelines, Union Guidelines or Custom Guidelines, as the case may be.

6.	Overriding Guidelines

A portfolio manager may propose that a particular proxy vote be cast in a manner different from the Standard Guidelines or an ISS voting recommendation, or may propose an abstention from voting, if he/she believes that to do so, based on all facts and circumstances, is in the best interest of the Firm’s clients as a whole. Any portfolio manager who proposes to override the Standard Guidelines or an ISS voting recommendation on a particular vote or to abstain from voting must complete a Proxy Vote Override/Decision Form, which is set forth in Schedule C.

7.	Referral of Voting Decision by ISS to MacKay Shields

7.1 In the event that the Standard Guidelines or a client’s Custom Guidelines do not address how a proxy should be voted on a specific proposal for an issuer and ISS has not made a recommendation as to how such proxy should be voted, ISS will so advise MacKay Shields. In that event, the Legal/Compliance Department will request that the appropriate portfolio manager make a voting recommendation and complete a Proxy Vote Override/Decision Form.

7.2 In the event that the Standard Guidelines or a client’s Custom Guidelines require a “case-by-case” determination on a particular proxy vote and ISS has not made a recommendation as to how such proxy should be voted, ISS will so advise MacKay Shields. In that event, the Legal/Compliance Department will request that the appropriate portfolio manager make a voting recommendation and complete a Proxy Vote Override/Decision Form.

7.3 In the event that ISS determines that a conflict of interest exists as a result of which ISS is precluded from making a recommendation as to how a proxy should be voted on a specific proposal for an issuer, ISS will so advise MacKay Shields. In that event, the Legal/Compliance Department will request that the appropriate portfolio manager make a voting recommendation and complete a Proxy Vote Override/Decision Form.

8.	Conflicts of Interest

8.1 The Firm’s portfolio managers may make proxy voting decisions in connection with (i) overriding the Standard Guidelines or an ISS voting recommendation pursuant to Section 6, or (ii) deciding on a vote pursuant to Section 7. In such event, the portfolio managers have an affirmative duty to disclose any potential conflict of interest known to them that exists between the Firm and the client on whose behalf the proxy is to be voted (“Conflict”).

8.2. By way of example, Conflicts may exist in situations where the Firm is called to vote on a proxy involving an issuer or proponent of a proxy proposal regarding the issuer where MacKay Shields or an affiliated person of the Firm also:

•	Manages the issuer’s or proponent’s pension plan;
•	Administers the issuer’s or proponent’s employee benefit plan;
•	Provided brokerage, underwriting, insurance or banking services to the issuer or proponent; or
•	Manages money for an employee group.

Additional Conflicts may exist, among others, if an executive of the Firm or its control affiliates is a close relative of, or has a personal or business relationship with:

•	An executive of the issuer or proponent;
•	A director of the issuer or proponent;
•	A person who is a candidate to be a director of the issuer;
•	A participant in the proxy contest; or
•	A proponent of a proxy proposal.

8.3 Whether a relationship creates a Conflict will depend on the facts and circumstances. Even if these parties do not attempt to influence the Firm with respect to voting, the value of the relationship to MacKay Shields or an affiliate can create a Conflict.

8.4 After a Proxy Vote Override/Decision Form is completed pursuant to Sections 6 or 7, such Form, which elicits information as to whether a potential Conflict exists, must be submitted to the Legal/Compliance Department for review. If the Firm’s General Counsel (“GC”) or Chief Compliance Officer (“CCO”) determines that there is no potential Conflict, the GC or CCO or their designee may instruct ISS to vote the proxy issue as set forth in the completed Form.

8.5 If the GC or CCO determines that there exists or may exist a Conflict, he or she will refer the issue to the Compliance Committee for consideration by convening (in person or via telephone) an emergency meeting of the Compliance Committee. For purposes of this Policy, a majority vote of those members present shall resolve any Conflict. The Compliance Committee will consider the facts and circumstances of the pending proxy vote and the potential or actual Conflict and make a determination as to how to vote the proxy – i.e., whether to permit or deny the recommendation of the portfolio manager, or whether to take other action, such as delegating the proxy vote to an independent third party or obtaining voting instructions from clients.

8.6 In considering the proxy vote and potential Conflict, the Compliance Committee may review the following factors, including but not limited to:

•	The percentage of outstanding securities of the issuer held on behalf of clients by the Firm.
•	The nature of the relationship of the issuer or proponent with the Firm, its affiliates or its executive officers.
•	Whether there has been any attempt to directly or indirectly influence the portfolio manager’s decision.
•	Whether the direction (for or against) of the proposed vote would appear to benefit the Firm or a related party.
•	Whether an objective decision to vote in a certain way will still create a strong appearance of a Conflict.

MacKay Shields may not abstain from voting any such proxy for the purpose of avoiding Conflict.

9.	Securities Lending

If MacKay Shields portfolio managers or their designees become aware of an upcoming shareholder meeting where there is an important vote to be taken, or become aware of a request for consent of security holders on a material matter affecting the investment, MacKay Shields will consider whether to request that clients call back securities loans, if applicable. In determining whether to request that clients call back securities loans, the relevant portfolio manager(s) shall consider whether the benefit to the client in voting the matter or giving or withholding consent outweighs the benefit to the client in keeping the security on loan. There may be instances when MacKay Shields may not be aware of the upcoming shareholder meeting or request for consent with sufficient time in advance to make such a request, or when MacKay Shields’ request that a client call back a securities loan in sufficient time to vote or give or withhold consent may not be successful.

10.	Reporting

Upon request, MacKay Shields shall report annually (or more frequently if specifically requested) to its clients on proxy votes cast on their behalf. MacKay Shields will provide any client who makes a written or verbal request with a copy of a report disclosing how MacKay Shields voted securities held in that client’s portfolio. The report will generally contain the following information:

•	The name of the issuer of the security;
•	The security’s exchange ticker symbol;
•	The security’s CUSIP number;
•	The shareholder meeting date;
•	A brief identification of the matter voted on;
•	Whether the matter was proposed by the issuer or by a security holder;
•	Whether MacKay Shields cast its vote on the matter on behalf of the client;
•	How MacKay Shields voted on behalf of the client; and
•	Whether MacKay Shields voted for or against management on behalf of the client.

11.	Record-Keeping

Either MacKay Shields or ISS as indicated below will maintain the following records:

•	A copy of the Policy and MacKay’s Standard Guidelines and Custom Guidelines;
•	A copy of each proxy statement received by MacKay Shields or forwarded to ISS by the client’s custodian regarding client securities;
•	A record of each vote cast by MacKay Shields on behalf of a client;
•	A copy of all documents created by MacKay Shields that were material to making a decision on the proxy voting (or abstaining from voting) of client securities or that memorialize the basis for that decision including the resolution of any Conflict, a copy of all guideline override requests and all supporting documents; and
•	A copy of each written request by a client for information on how MacKay Shields voted proxies on behalf of the client, as well as a copy of any written response by MacKay Shields to any request by a client for information on how MacKay Shields voted proxies on behalf of the client; records of oral requests for information or oral responses will not be kept.

Such records must be maintained for at least eight years, the first two years in an appropriate office of MacKay Shields.

12.	Review of Voting and Guidelines

As part of its periodic reviews, MacKay Shields’ Legal/Compliance Department will conduct an annual review of the prior year’s proxy voting as well as the guidelines established for proxy voting. Documentation shall be maintained of this review and a report setting forth the results of the review will be presented annually to the Compliance Committee.

13.	How to Request Information On How the Firm Voted Proxies

Clients may, at anytime, request and receive information from MacKay Shields as to how the Firm voted proxies for securities held in their account. Any such proxy information request should be in writing and mailed or faxed [(212) 754-9205] to MacKay Shields Client Services Department at:

MacKay Shields LLC

1345 Avenue of the Americas

New York, NY 10105

ATTN: Client Services

Exhibits:

Exhibit A -	2018 U.S. Summary Proxy Voting Guidelines (Standard Guidelines for non-union clients) – published January 4, 2018

Exhibit B (Part I and II) -	2018 Taft-Hartley U.S. Voting Guidelines and 2018 Taft-Hartley International Voting Guidelines (Standard Guidelines for union clients (Taft-Hartley) (US and International)) – published January 23, 2018

Schedule C -	Proxy Vote Override/Decision Form

Access to the ISS Voting Guidelines mentioned above and other ISS Voting Guidelines are available at https://www.issgovernance.com/policy-gateway/voting-policies/

PART C – OTHER INFORMATION

Item 25: Financial Statements and Exhibits

1.	Financial Statements:

Financial Statements indicating that the Registrant has met the net worth requirements of Section 14(a) of the Investment Company Act of 1940 were filed with Pre-effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-226273).

2.	Exhibits:

a.1.	Articles of Incorporation. (1)

a.2.	Articles of Amendment and Restatement. (3)

b.	By-Laws of Fund. (3)

c.	None.

d.	None.

e.	Dividend Reinvestment Plan. (3)

f.	None.

g.1	Management Agreement between Registrant and RiverNorth Capital Management, LLC

g.2	Sub-Advisory Agreement between RiverNorth Capital Management, LLC and MacKay Shields LLC. (3)

h.1	Form of Underwriting Agreement. (3)

h.2	Form of Master Agreement Among Underwriters. (3)

h.3	Form of Master Selected Dealers Agreement. (3)

h.4	Closed-End Fund Distribution Services Agreement. (3)

i.	None.

j.	Master Custodian Agreement. (3)

k.1	Form of Agency Agreement with DST Systems, Inc. (3)

k.2	Closed-End Fund Support Services Agreement with Centric Fund Services, LLC. (4)

k.3	Form of Administration, Bookkeeping and Pricing Services Agreement with ALPS Fund Services, Inc. (3)

k.4	Form of Structuring Fee Agreement with UBS Securities LLC. (3)

k.5	Form of Structuring Fee Agreement with Morgan Stanley & Co. LLC. (3)

k.6	Form of Structuring Fee Agreement with Wells Fargo Securities, LLC. (3)

k.7	Form of Structuring Fee Agreement with RBC Capital Markets, LLC. (3)

k.8	Form of Structuring Fee Agreement with Stifel, Nicolaus & Company, Incorporated. (3)

k.9	Form of Sales Incentive Fee Agreement. (3)

l.1	Opinion and consent of Fund counsel. (4)

l.2	Opinion and consent of Maryland counsel. (4)

m.	None.

n.	Consent of Independent Registered Public Accounting Firm. (4)

o.	None.

p.	Form of Subscription Agreement. (3)

q.	None.

r.1	Code of Ethics of Registrant. (3)

r.2	Code of Ethics of RiverNorth Capital Management, LLC. (3)

r.3	Code of Ethics of Mackay Shields LLC. (3)

s.	Powers of Attorney. (2)

(1)	Filed on July 20, 2018 with Registrant’s Registration Statement on Form N-2 (File No. 333- 226273) and incorporated herein by reference.

(2)	Filed on September 21, 2018 with Registrant’s Registration Statement on Form N-2 (File No. 333-226273) and incorporated herein by reference.

(3)	Filed on October 22, 2018 with Registrant’s Registration Statement on Form N-2 (File No. 333-226273) and incorporated herein by reference.

(4)	Filed on October 24, 2018 with Registrant’s Registration Statement on Form N-2 (File No. 333-226273) and incorporated herein by reference.

Item 26: Marketing Arrangements

See the Form of Underwriting Agreement, the Form of Master Agreement Among Underwriters, the Form of Master Selected Dealers Agreement, the Form of Closed-End Fund Distribution Services Agreement, the Form of Structuring Fee Agreement with UBS Securities LLC, the Form of Structuring Fee Agreement with Morgan Stanley & Co. LLC, the Form of Structuring Fee Agreement with Wells Fargo Securities, LLC, the Form of Structuring Fee Agreement with RBC Capital Markets, LLC, the Form of Structuring Fee Agreement with Stifel, Nicolaus & Company, Incorporated and the Form of Sales Incentive Fee Agreement filed as Exhibit (h)(1), Exhibit (h)(2), Exhibit (h)(3), Exhibit (h)(4), Exhibit (k)(4), Exhibit (k)(5), Exhibit (k)(6), Exhibit (k)(7), Exhibit (k)(8) and Exhibit (k)(9), respectively, to the Registrant's Registration Statement.

Item 27: Other Expenses of Issuance and Distribution

Securities and Exchange Commission Fees	$15,331.80
Financial Industry Regulatory Authority, Inc. Fees	$19,475.00
Printing and Engraving Expenses	$250,000.00
Legal Fees	$295,000.00
Listing Fees	$25,000.00
Accounting Expenses	$5,000.00
Blue Sky Filing Fees and Expenses	$ --
Miscellaneous Expenses	$362,000.00
Total	$971,806.80

Item 28: Persons Controlled by or under Common Control with Registrant

Not applicable.

Item 29: Number of Holders of Securities

At October 25, 2018

Title of Class	Number of Record Holders
Common Shares, $0.0001 par value	1

Item 30: Indemnification

Section 7.2 of the Articles of Amendment and Restatement of the Registrant provides as follows:

Any person who is made a party or is threatened to be made a party in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is a current or former director or officer of the Corporation, or is or was serving while a director or officer of the Corporation as a director, officer, partner, trustee, employee, agent, or fiduciary of another corporation, partnership, joint venture, trust, enterprise, or employee benefit plan, shall be indemnified by the Corporation against judgments, penalties, fines, excise taxes, settlements, and reasonable expenses (including attorneys’ fees) actually incurred by such person in connection with such action, suit, or proceeding to the fullest extent permissible under Maryland law, the Securities Act, and the 1940 Act, as such statutes are now or hereinafter in force. In addition, the Corporation shall advance expenses to its current and former directors and officers who are made, or are threatened to be made, parties to any action, suit, or proceeding described above to the fullest extent that advancement of expenses is permitted by Maryland law, the Securities Act and the 1940 Act. The Board of Directors, by Bylaw, resolution, or agreement, may make further provision for indemnification of directors, officers, employees, and agents to the fullest extent permitted by Maryland law. No provision of this Article VII shall be effective to protect or purport to protect any director or officer of the Corporation against any liability to the Corporation or its security holders to which she or he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of her or his office. Upon the direction of the Board of Directors, an advancement-of-costs agreement may be required in order to require the repayment of reimbursed expenses in the event that the foregoing exclusion was later determined to apply.

Reference is made to Section 9 of the Form of Underwriting Agreement filed as Exhibit (h)(1) to this Pre-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 31: Business and Other Connections of Investment Advisers

RiverNorth Capital Management, LLC

The information in the Statement of Additional Information under the captions “Board Members and Officers” is hereby incorporated by reference.

The principal occupation of the directors and officers of RiverNorth Capital Management, LLC (the “Adviser”) are their services as directors and officers of the Adviser. The address of the Adviser is 325 North LaSalle Street, Suite 645, Chicago, Illinois 60654.

Set forth below is information as to any other business, profession, vocation and employment of a substantial nature in which each officer of the Adviser is, or at any during the last two fiscal years has been, engaged for their own account or in the capacity of director, officer, employee partner or trustee:

Name*	Positions with RiverNorth Capital Management, LLC	Other Business Connections	Type of Business
Brian H. Schmucker	President and Board of Managers	Board of Directors, RiverNorth Holdings, Co.; Board of Managers, RiverNorth Financial Holdings, LLC	Investments
Patrick W. Galley	Chief Investment Officer and Board of Managers	President and Trustee, RiverNorth Funds; Board of Directors, RiverNorth Holdings, Co.; Board of Managers, RiverNorth Financial Holdings, LLC.	Investments
Jonathan M. Mohrhardt	Chief Operating Officer and Board of Managers	Treasurer, RiverNorth Funds; Board of Directors, RiverNorth Holdings, Co.; Board of Managers, RiverNorth Financial Holdings, LLC	Investments
Marcus L. Collins	General Counsel and Chief Compliance Officer	Chief Compliance Officer, RiverNorth Funds	Investments
Stephen A. O’Neill	Portfolio Manager	Portfolio Manager, RiverNorth Funds	Investments

*	The address for each of the named is 325 North LaSalle Street, Suite 645, Chicago, Illinois 60654.

Mackay Shields LLC

The Registrant’s sub-adviser, Mackay Shields LLC (the “Subadviser”), is a Delaware limited liability company. The list required by this Item 31 of officers and directors of the Subadviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Subadviser and such officers and directors during the past two years, is incorporated by reference to Form ADV (SEC File No. 801-5594) filed by the Subadviser pursuant to the Investment Advisers Act of 1940, as amended.

Item 32: Location of Accounts and Records.

RiverNorth Capital Management, LLC maintains the Charter, By-Laws, minutes of directors and shareholders meetings and contracts of the Registrant, all advisory material of the investment adviser, all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records.

Item 33: Management Services

Not applicable.

Item 34: Undertakings

1.	Registrant undertakes to suspend the offering of its shares until it amends its prospectus if (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	Not applicable.

5.	The Registrant undertakes that:

a.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

b.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Chicago, and State of Illinois, on the 26th day of October, 2018.

RiverNorth Opportunistic Municipal Income Fund, Inc.

By:	/s/Patrick W. Galley
Patrick W. Galley, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature		Title	Date

By:	/s/ Patrick W. Galley	President (Principal Executive Officer)	October 26, 2018
Patrick W. Galley

By:	/s/ Jonathan M Mohrhardt	Chief Financial Officer and Treasurer (Principal Financial Officer/Principal Accounting Officer)	October 26, 2018
Jonathan M Mohrhardt

By:	/s/ Patrick W. Galley	Chairman of the Board and Director	October 26, 2018
Patrick W. Galley

John K. Carter(1)		Director )	By: /s/ Patrick W. Galley
John S. Oakes(1)		Director )	Patrick W. Galley
J. Wayne Hutchens(1)		Director )	Attorney-In-Fact
David M. Swanson(1)		Director )	October 26, 2018
Jerry Raio(1)		Director )

(1)	Original powers of attorney authorizing Joshua B. Deringer, Diana E. McCarthy and Patrick W. Galley to execute Registrant’s Registration Statement, and Amendments thereto, for the directors of the Registrant on whose behalf this Registration Statement is filed, were previously executed and were filed on September 21, 2018 as Exhibit s. to the Registrant’s Registration Statement on Form N-2 (File No. 333-226273).

INDEX TO EXHIBITS

g.1	Management Agreement between Registrant and RiverNorth Capital Management, LLC